Exhibit 99.41

EXECUTION COPY

UNDERWRITING AGREEMENT

March 11, 2015

CRH Medical Corporation

Suite 522, 999 Canada Place

World Trade Centre

Vancouver, BC V6C 3E1

Attention: Mr. Edward Wright, Chief Executive Officer

Dear Mesdames/Sirs:

Clarus Securities Inc. (“Clarus”) as lead underwriter (the “Lead Underwriter”) together with Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited, and Beacon Securities Limited (collectively, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from CRH Medical Corporation (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 7,000,000 common shares of the Corporation (the “Base Shares”), on an underwritten basis, at the purchase price of C$3.40 per Base Share (the “Offering Price”), for aggregate gross proceeds of C$23,800,000.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly, nor jointly and severally, up to an additional 1,050,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to C$3,570,000, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined herein) and for market stabilization purposes, if any.  The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by Clarus on behalf of the Underwriters, for a period of thirty (30) days following the Closing Date (as defined herein) by giving written notice to the Corporation, as more particularly described in Section 12 hereof.  Pursuant to such notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 18 below, and the Corporation shall deliver and sell, the number of Over-Allotment Shares indicated in such notice, in accordance with the provisions of this Agreement.

Subject to applicable law, including applicable Securities Laws (as defined herein) and the terms of this Agreement, the Offered Shares may also be distributed outside of Canada, in each jurisdiction as mutually agreed to by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Base Shares and the Over-Allotment Shares are collectively referred to herein as the “Offered Shares” and the offering of the Offered Shares by the Corporation is hereinafter referred to as the “Offering”.  The price of any Offered Shares sold under this Agreement shall be the Offering Price.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined herein) and issue to the Underwriters the Broker Warrants (as defined herein), which shall be due and payable or issuable, as applicable, at the Closing Time (as defined herein).

The Corporation agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Corporation, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 and the disclosure concerning the same contained in the Prospectus.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1                                             Definitions and Interpretation

(1)                                 Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“affiliate” and “person” have the respective meanings given to them in the BC Act;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Applicable IP Laws” means all applicable federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States and the jurisdictions in which the Corporation has registered Intellectual Property or where it may register Intellectual Property from time to time;

“BAR” means the business acquisition report of the Corporation dated February 13, 2015 and filed in connection with the GAA Acquisition;

“BC Act” means the Securities Act (British Columbia);

“Base Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Broker Shares” has the meaning ascribed thereto in Section 14;

“Broker Warrant Certificates” means the certificates representing the Broker Warrants and containing the terms thereof;

“Broker Warrants” has the meaning ascribed thereto in Section 14;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in either of the cities of Toronto, Ontario and Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“CIPO” means the Canadian Intellectual Property Office;

“Clarus” means Clarus Securities Inc.;

“Closing” means the completion of the sale of the Offered Shares and the purchase by the Underwriters of the Offered Shares pursuant to this Agreement;

“Closing Date” means March 25, 2015 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably, but in any event shall not be later than 42 days after the date of the Final Receipt;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

“Commission” has the meaning ascribed thereto in Section 14;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation IP” means the Intellectual Property that has been developed by or for, or is being developed by or for, the Corporation and/or the Subsidiaries or that is being used by the Corporation and/or the Subsidiaries, other than the Licensed IP;

“Credit Agreements” means (i) the C$22.5 million credit agreement entered into on December 1, 2014 between the Corporation and Norrep, and (ii) the US$30 million credit agreement entered into on December 1, 2014 between the Corporation and Knight;

“Debt Instrument” means the Credit Agreements, the Loan Agreement and all other loans, notes, bonds, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or to which their properties or assets (tangible or intangible) are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, business acquisition reports, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 7(bbb);

“Environmental Laws” has the meaning ascribed thereto in Section 7(ff);

“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health & Human Services;

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and to be filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means together, (a) the Corporation’s audited annual consolidated financial statements as at and for the years ended December 31, 2014 and 2013 and the related auditors’ report and notes thereto; (b) GAA’s audited combined carve-out annual financial statements as at and for the year ended December 31, 2013 and from the date of incorporation on June 12, 2012 to December 31, 2012, together with the notes thereto and the auditors’ report thereon; and (c) GAA’s unaudited condensed combined carve-out interim financial statements as at and for the nine month periods ended September 30, 2014 and September 30, 2013, together with the notes thereto;

“GAA” means Gastroenterology Anesthesia Associates, LLC, a company controlled by the Corporation;

“GAA Acquisition” means the indirect acquisition by the Corporation of control of all of the business, assets and interests of GAA on December 1, 2014;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, including those bodies that protect and promote public and animal health through regulation and supervision of therapeutic or medical drug candidates intended for use in humans and animals, including, without limitation, the FDA, Health Canada and similar bodies in any other jurisdictions in which the Corporation or any of its Subsidiaries operates;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including but not limited to;

“Intellectual Property” means all trade or brand names, business names, Trademarks, service marks, copyrights, Patents and Patent Applications (including any divisionals, continuations, continuations-in-part, re-issues or re-examinations claiming priority to any of the aforementioned Patents and Patent Applications), patent rights, licenses, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software or medical inventions, designs and other industrial or intellectual property of any kind or nature whatsoever;

“Knight” means Knight Therapeutics Inc.;

“Lead Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Leased Premises” means all premises which the Corporation and/or any of the Subsidiaries occupies as a tenant;

“Licensed IP” means the Intellectual Property owned by any person other than the Corporation or the Subsidiaries and which the Corporation and/or the Subsidiaries uses;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Loan Agreement” means the US$2 million loan agreement entered into on December 1, 2014 between, inter alia, the Corporation, Bloom Burton Healthcare Structured Lending Fund II;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and the Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including license agreements, equipment/supply agreements, licensing or sales/distribution agreements, professional service agreements, non-compete agreements or any other similar type of agreements, to which the Corporation or the Subsidiaries are a party or to which their properties or assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the BC Act;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 45-102” means National Instrument 45-102 — Resale of Securities;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Norrep” means, collectively, Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP;

“Offered Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering” means the sale of the Offered Shares pursuant to this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus, and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Passport System” means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

“Patent” means a patent listed in Schedule “B” of this Agreement;

“Patent Application” means a patent application listed in Schedule “B” of this Agreement;

“Permit” means any regulatory approval, licence, permit, approval, consent, certificates, registration, filing or other authorization of or issued by any Governmental Authority under applicable laws, including for certainty any required under Environmental Laws;

“Permitted Liens” means:

(a)         Liens for taxes not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings and for which reasonable reserves under IFRS are maintained;

(b)         undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings;

(c)          reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein;

(d)         zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other governmental authorities, licences, easements, servitudes, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used;

(e)          title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used;

(f)           rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, contract, franchise, grant or permit or by any statutory provision to terminate any such lease, licence, contract, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)          Liens resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law not to exceed C$250,000 or the equivalent in United States dollars in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(h)         security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations in the ordinary course of business provided that such security does not materially impair the use of the affected property for the purpose for which it is used;

(i)             Liens created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings;

(j)            existing Liens granted by the Corporation and the Subsidiaries in favour of Knight as security agent for itself as security agent and as a senior secured lender to the Corporation and for Norrep as a subordinated, secured lender to the Corporation, and any other security interests, charges, claims, hypothecs or liens arising from any mortgages, deeds of trust, hypothecs, encumbrances, pledges, hypothecations, assignments, deposit arrangements or security agreements granted by the Corporation and the Subsidiaries to such parties, or any of them, in connection with such lending arrangements;

(k)         any Liens created or assumed (x) securing debt incurred to finance the unpaid acquisition price of personal property provided that (i) such Lien is created concurrently with or prior to the acquisition of such personal property, (ii) such Lien does not at any time encumber any property other than the property financed or refinanced (to the extent the principal amount is not increased) by such debt, (iii) the principal amount of debt secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of debt secured by any such Lien at no time exceeds 100% of the original purchase price of such personal property at the time it was acquired, and (y) under any lease of (or other agreement conveying the right to use) any real or personal property that, in conformity with IFRS, is or should be accounted for as a capital lease on a balance sheet, in each case provided that such Liens secure debt that is permitted under the existing lending arrangements of the Corporation;

(l)             other Liens securing debt the principal amount of which (when aggregated with the outstanding principal of any other such debt secured by the Corporation) does not exceed C$250,000 (or its equivalent));

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated March 11, 2015, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the British Columbia Securities Commission;

“Pro Forma Financial Statements” means the unaudited pro forma combined statement of earnings of the Corporation for the most recent annual period ended December 31, 2013 and interim period ended September 30, 2014, together with the notes thereto;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus (including any Supplementary Material thereto);

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters in connection with the Offering, including, if applicable, the Underwriters;

“Qualifying Jurisdictions” means each of the provinces of Alberta, British Columbia, Manitoba and Ontario;

“Registered Corporation IP” means all Corporation IP that is the subject of registration with a national Intellectual Property office (including, without limitation, the CIPO, the USPTO and similar entities in any other jurisdiction in which the Corporation or any of its Subsidiaries operates) for Intellectual Property or applications for such registration with a national Intellectual Property office;

“Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“Securities Commissions” means the securities regulatory authority in each of the provinces of Alberta, British Columbia, Manitoba and Ontario;

“Securities Laws” means collectively, Canadian Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the sixth paragraph of this Agreement;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and any other jurisdictions outside of Canada as mutually agreed to by the Corporation and the Underwriters;

“Subsidiaries” means the entities set out in Schedule “A” to this Agreement in which the Corporation directly or indirectly holds the percentage of securities or other ownership interests or control therein set forth;

“subsidiary” means a subsidiary for purposes of the BC Act, as constituted at the date of this Underwriting Agreement;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus and the Final Prospectus, and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Securities Laws relating to the distribution of the Offered Shares;

“Term Sheet” means the term sheet for the Offering dated March 5, 2015 as agreed to between the Corporation and Clarus;

“Trademark” means a trademark listed in Schedule “B” of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

“USPTO” means the United States Patent and Trademark Office.

(2)                                 Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)                                 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)                                 Any reference in this Agreement to C$ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)                                 The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”                       -                                            Subsidiaries

Schedule “B”                       -                                            Patents, Patent Applications and Trademarks

Schedule “C”                       -                                            Existing Rights

Section 2                                             Attributes of the Offered Shares.

The Offered Shares to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

Section 3                                             Filing of Prospectus.

(1)                                 The Corporation shall:

(a)                                 not later than 5:00 p.m. (Vancouver time) on the date hereof, have filed the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions;

(b)                                 promptly resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and file the Final Prospectus and obtain a Final Receipt not later than 5:00 p.m. (Vancouver time) on March 18, 2015, and otherwise fulfil all legal requirements to qualify the Offered Shares for distribution to the public in Canada through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and to qualify the grant of the Over-Allotment Option, the distribution of the Broker Warrants and the issuance of the Broker Shares; and

(c)                                  until the date on which the distribution of the Offered Shares is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares for sale to the public, the grant of the Over-Allotment Option to the Underwriters and the distribution of the Broker Warrants and the issuance of the Broker Shares to the Underwriters, or, in the event that the Offered Shares, the Over-Allotment Option, the Broker Warrants or the Broker Shares have, for any reason, ceased to so qualify, to again so qualify them.

(2)                                 Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Offered Shares, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and, acting reasonably, to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the chair of the audit committee of the board of directors of the Corporation, the auditors, legal counsel and any or other consultants requested by the Underwriters at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

Section 4                                             Deliveries on Filing and Related Matters.

(1)                                 The Corporation shall deliver to each of the Underwriters:

(a)                                 prior to the time of each filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)                                 prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);

(c)                                  concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long-form” comfort letter of KPMG LLP dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditor within two (2) Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the board of directors of the Corporation, with respect to the verification of financial and accounting information and other numerical data of a financial nature contained in the Final Prospectus (including all Documents Incorporated by Reference) and matters involving changes or developments since the respective dates as of which specific financial information is given therein, which letter shall be in addition to the auditors’ consent letter and comfort letter addressed to the Securities Commissions; and

(d)                                 prior to the filing of the Final Prospectus with the Securities Commissions, a copy of the approval or conditional approval letters from the TSX indicating that the application for the listing and posting for trading on the TSX of the Offered Shares and the Broker Shares has been approved, subject only to notice of issuance or satisfaction by the Corporation of the customary post-closing conditions as specified by the TSX.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Shares in compliance with this Agreement and Securities Laws.

(2)                                 The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery:

(a)                                 all information and statements in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering, the Offered Shares and the Broker Warrants, as required by Canadian Securities Laws;

(b)                                 no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(c)                                  except with respect to information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus, the Prospectus and any

Supplementary Material comply fully with the requirements of the Canadian Securities Laws.

(3)                                 The Corporation shall cause commercial copies of the Preliminary Prospectus and the Final Prospectus, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after receiving the Preliminary Receipt and the Final Receipt, as the case may be, but, in any event on or before noon (Toronto time) on the next Business Day (or for delivery locations outside of Toronto, on the second Business Day). Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus and the Final Prospectus for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws.  The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters’ use thereof.  The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Shares.

(4)                                 Each of the Corporation and Clarus has approved the Term Sheet.  The Corporation and the Underwriters each covenant and agree that during the distribution of the Offered Shares, it will not provide any potential investor of Offered Shares with any marketing materials except for marketing materials approved in writing by both the Corporation and the Underwriters and that comply with NI 44-101.  If requested by the Underwriters, in addition to the Term Sheet, the Corporation will cooperate, acting reasonably, with the Underwriter in approving any marketing materials to be used in connection with the Offering.

(5)                                 Subject to compliance with Canadian Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters prior to issuance and shall obtain the prior approval of the Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed.

(6)                                 Notwithstanding any provision hereof, nothing in this Agreement will create any obligation of the Corporation to file a registration statement or otherwise register or qualify the Offered Shares for sale or distribution outside of Canada.

Section 5                                             Material Change.

(1)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)                                 any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation considered on a consolidated basis;

(b)                                 any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)                                  any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters and their legal counsel with respect to the form and content thereof, and the Underwriters and their legal counsel shall provide their input on same in a timely manner. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)                                 If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters and their legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation covenants and agrees with the Underwriters that it shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required;

(3)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation will notify the Underwriters promptly:

(a)                                 when any supplement to any of the Offering Documents or any Supplementary Material shall have been filed;

(b)                                 of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(c)                                  of the suspension of the qualification of the Offered Shares, the Broker Warrants or the Broker Shares for offering, sale or grant in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or threatening of any proceedings for any such purpose; and

(d)                                 of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Corporation, or of the institution or threatening of any proceeding for any such purpose. The Corporation will use best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the securities of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6                                             Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Shares for offer and sale, the grant of the Over-Allotment Option and the distribution of the Broker Warrants and the issuance of the Broker Shares under Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Shares.

Section 7                                             Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)                                 Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of British Columbia and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets (tangible or intangible) and to conduct its business as now carried on by it or proposed to be carried on by it as disclosed in the Offering Documents, and (iii) has all requisite corporate power and authority to issue and sell the Offered Shares, to grant the Over-Allotment Option, to issue the Broker Warrants and Broker Shares and to execute, deliver and perform its obligations under this Agreement and the Broker Warrant Certificates;

(b)                                 Good Standing of Subsidiaries. The Corporation’s only subsidiaries are the Subsidiaries listed in Schedule “A” hereto, which schedule is true, complete and accurate in all respects.  Each of the Subsidiaries is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets (tangible or intangible), and to conduct its business as is now carried on by it or proposed to be carried on by it as disclosed in the Offering Documents, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and, other than as set forth in Schedule “A”, are directly or indirectly beneficially owned or controlled by the Corporation, free and clear of any Liens (other than Permitted Liens); and none of the outstanding securities of the Subsidiaries were issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)                                  No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries, or are pending, in connection with their liquidation, winding-up or bankruptcy;

(d)                                 No Restrictions on Activities. Other than pursuant to the Debt Instruments and the material contracts of the Corporation related to the GAA Acquisition (copies of which have been filed on SEDAR), neither the Corporation nor the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or the Subsidiaries to compete in any line of business or transfer or move any of its assets or operations;

(e)                                  Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of 100,000,000 Common Shares of which 61,010,701 Common Shares were issued and outstanding as at the close of business on March 10, 2015. All of the Common Shares have been issued in compliance with all applicable laws including Applicable Securities Laws. The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of the Securities Being Distributed” in the Offering Documents is true and correct;

(f)                                   No Voting Control or Shareholders Agreement. Neither the Corporation nor its Subsidiaries are party to, nor is the Corporation aware of, any shareholder rights plan, shareholders agreement, pooling agreement, voting trust agreement or other similar type of agreement, including any agreement which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries;

(g)                                  Form of Share and Broker Warrant Certificates. The form of certificate respecting the Common Shares and the form of Broker Warrant Certificate has each been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable laws and complies with the rules and regulations of the TSX;

(h)                                 Offered Shares are Listed. The Common Shares are listed and posted for trading on the TSX, and the Corporation has applied to list the Offered Shares and the Broker Shares on the TSX and neither the Corporation nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX;

(i)                                     Stock Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, rules and regulations of the TSX;

(j)                                    No Cease Trade Orders. No order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are pending, threatened, or, to the knowledge of the Corporation, contemplated;

(k)                                 Reporting Issuer Status. As at the date hereof, the Corporation is a “reporting issuer” in each of the Qualifying Provinces, other than Manitoba, and will at the Closing Time be a “reporting issuer” in each of the Qualifying Provinces, within the meaning of applicable Canadian Securities Laws and is not currently in default of any requirement of applicable Canadian Securities Laws;

(l)                                     Offered Shares Valid. The Offered Shares have been duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(m)                             Broker Securities Valid. The Broker Warrants have been duly and validly authorized for issuance pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, the Broker Warrants will be validly issued as fully paid securities of the Corporation.  The Broker Shares issuable upon exercise of the Broker Warrants have been duly and validly authorized and reserved for issuance and, upon exercise of the Broker Warrants in accordance with their terms, will be validly issued as fully paid and non-assessable Common Shares;

(n)                                 Offered Shares Qualified Investments. The Offered Shares will be, once listed on the TSX, qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax free savings accounts;

(o)                                 Transfer Agent. Computershare Investor Services Inc. at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares;

(p)                                 Absence of Rights. No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation except for the existing rights set out in Schedule “C” to this Agreement;

(q)                                 Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery, filing and performance of this Agreement and the Offering Documents, as applicable, (ii) to validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares, (iii) to grant the Over-Allotment Option, (iv) validly issue the Broker Warrants, and (v) validly reserve for issuance the Broker Shares;

(r)                                    Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (British Columbia);

(s)                                   No Consents, Approvals etc.  The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation and the grant of the Over-Allotment Option and the issuance of the Broker Warrants do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreements or Debt Instruments), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX, including in compliance with the

Securities Laws regarding the distribution of the Offered Shares, the grant of the Over-Allotment Option and the distribution of the Broker Warrants in the Qualifying Jurisdictions, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws or the rules of the TSX, as may be required in connection with the Offering;

(t)                                    Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws and, without limiting the generality of the foregoing, there has been no Material Adverse Effect that has occurred which has not been publicly disclosed, the information and statements in the Public Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed did not contain any misrepresentations, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof;

(u)                                 Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Documents, including for certainty the Documents Incorporated by Reference:

(i)            the Corporation has a reasonable basis for the forward-looking information; and

(ii)           all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately states the material factors or assumptions used to develop forward-looking information;

(v)                                 Financial Statements. The Financial Statements:

(i)                                     present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)                                  have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)                               do not contain any misrepresentations with respect to the period covered by the Financial Statements, such that the Financial Statements would not be true and correct in every material respect;

(w)                               Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its subsidiaries since December 31, 2014, except as disclosed in the Financial Statements;

(x)                                 Pro Forma Financial Statements. The Pro Forma Financial Statements have been prepared in accordance with IFRS, consistently applied, have been prepared and presented in accordance with Securities Laws and include all adjustments necessary for a fair presentation. The assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the operating results of the Corporation (including its predecessors), as applicable, and such assumptions provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions.

(y)                                 Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;

(z)                                  Liabilities. Neither the Corporation, nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect;

(aa)                          Independent Auditors. The auditors who reported on and certified the applicable Financial Statements are independent with respect to the Corporation within the meaning of Canadian Securities Laws and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with any past or present auditors of the Corporation during the last three years;

(bb)                          Accounting Controls. Except with respect to limitations on design and control related to the GAA Acquisition, the Corporation and the Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except with respect to limitations on design and control related to the GAA Acquisition, each of the Corporation and the Subsidiaries maintain disclosure controls and procedures and internal control over financial reporting as those terms are defined in NI 52-109, and as at December 31, 2014 such controls were effective.  Except with respect to limitations on design and control related to the GAA Acquisition, since the end of the Corporation’s most recent audited fiscal year, the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) or change in the Corporation’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Corporation’s internal control over financial reporting;

(cc)                            Purchases and Sales. Neither the Corporation nor the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(i)            the purchase of any material property or assets (tangible or intangible) or any interest therein other than as disclosed in the Prospectus, or the sale, transfer or other disposition of any material property or assets (tangible or intangible) or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)           a change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets, including the Corporation IP, of the Corporation or the Subsidiaries or otherwise) of the Corporation or the Subsidiaries; or

(iii)          a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Subsidiaries;

(dd)                          Operation of Business and Title to Business Assets. All material activities conducted by the Corporation and/or its Subsidiaries are truly and accurately described, in all material respects, in the Prospectus and comprises all of the material business activities of the Corporation and the Subsidiaries, on a consolidated basis.  The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their property and assets (tangible or intangible) as owned, leased, licensed, loaned, operated or used by them or others in the operation of the business, or over which they have rights, free and clear of Liens (other than Permitted Liens), and no other rights, property or assets (tangible or intangible) are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently conducted or as proposed to be conducted, except those rights, property or assets (tangible or intangible) as are anticipated to be obtained in the ordinary course and consistent with the timing as set forth in the Public Disclosure Documents.  There is no claim or basis for any claim that would have a Material Adverse Effect on the rights of the Corporation and the Subsidiaries, taken as a whole, to use, transfer, lease, license, operate, sell or otherwise exploit such property or assets (tangible or intangible), neither the Corporation nor the Subsidiaries have any obligation to pay any ongoing commission, license fee, agency fee or similar payment to any person in respect thereof, and there are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the property or assets (tangible or intangible) of the Corporation or any of the Subsidiaries;

(ee)                            Possession of Permits and Authorizations. The Corporation and the Subsidiaries have obtained all Permits necessary to carry on the business of the Corporation and the Subsidiaries as it is currently conducted or anticipated to be conducted.  The Corporation and the Subsidiaries are in compliance with the terms and conditions of all such Permits in all material respects.  All of the Permits issued to date are valid and in full force and effect.  Neither the Corporation nor the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted;

(ff)                              Environmental Laws. Each of the Corporation and the Subsidiaries is in compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety (the “Environmental Laws”), and there are no pending, threatened or, to the knowledge of the Corporation, contemplated administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws;

(gg)                            Business Operations. All material agreements with third parties (including all suppliers, vendors, distributors, agents, consultants, physicians and customers) for the provision/supply or sale of equipment, supplies, products or services in connection with the business of the Corporation and the Subsidiaries, including in respect of the manufacture, production, packaging, transportation, distribution, marketing and supply of its medical and therapeutic products thereunder, have been entered into and are being performed in material compliance with their terms, and the Corporation and its Subsidiaries have all necessary access to the requisite supplies of products, equipment and utilities in order to ensure adequate production and inventory levels, timeliness of product delivery and otherwise to conduct their business as currently conducted or proposed to be conducted as disclosed in the Offering Documents.

(hh)                          Business Relationships. There exists no actual, threatened or, to the knowledge of the Corporation, contemplated termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier, vendor, distributor, agent, consultant, physician or customer, or any group of suppliers, vendors, distributors, agents, consultants, physicians or customers whose business with or whose inventories or purchases provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets (tangible or intangible), business, properties, operations or financial condition of the Corporation or the Subsidiaries.  All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that prevents or would reasonably be expected to prevent, the Corporation or the Subsidiaries from conducting such business with any such supplier, vendor, distributor, agent, consultant, physician or customer, or group of suppliers, vendors, distributors, agents, consultants, physicians or customers in the same manner in all material respects as currently conducted or proposed to be conducted.

(ii)                                  Leased Premises. With respect to any Leased Premises, the Corporation or the Subsidiary who occupies the Leased Premises has the exclusive right to occupy and use the Leased Premises, the use by the Corporation and the Subsidiaries of each of their Leased Premises is permitted by the terms of the real property lease relating to such Leased Premises, and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect.  Neither the Corporation nor any of the Subsidiaries is in breach or default of any material term or provision of any real property lease, or has received any notice or other communication from the owner or manager of any of the Leased Premises that the Corporation or the Subsidiaries is not in compliance with any term or condition of any such real property lease and no notice or other communication is pending or has been threatened.  The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(jj)                                Intellectual Property.

(i)                                     Either the Corporation or one of the Subsidiaries is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Corporation IP free and clear of all Liens (other than Permitted Liens) or other adverse claims or interest of any kind or nature, and there is no claim of adverse ownership in respect thereof. Other than the restrictive covenants contained in the

Debt Instruments, no consent of any person other than the Corporation and/or the Subsidiaries is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Corporation IP and none of the Corporation IP comprises an improvement to Licensed IP that would give any person other than the Corporation and/or the Subsidiaries any rights to the Corporation IP, including, without limitation, rights to license the Corporation IP;

(ii)                                  neither the Corporation nor the Subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging the Corporation’s or the Subsidiaries’ ownership or right to use any of the Corporation IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation and the Subsidiaries, is there a reasonable basis for any claim that any person other than the Corporation and the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Corporation IP;

(iii)                               all applications for registration of any Registered Corporation IP are in good standing, are recorded in the name of the Corporation or one of the Subsidiaries and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, each of the Corporation and the Subsidiaries confirms that all right, title and interest in and to the invention(s) disclosed in such application have been or as of the Closing Date will be assigned in writing (without any express right to revoke such assignment) to the Corporation or one of the Subsidiaries.  There has been no public disclosure, sale or offer for sale of any Corporation IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Corporation IP.  All material prior art or other information has been disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the applications are pending;

(iv)                              all registrations of Registered Corporation IP are in good standing and are recorded in the name of the Corporation or the Subsidiaries in the appropriate offices to preserve the rights thereto.  All such registrations have been filed, prosecuted and obtained in accordance with all Applicable IP Laws and are currently in effect and in compliance with all Applicable IP Laws.  No registration of Registered Corporation IP has expired, become abandoned, been cancelled or expunged, been dedicated to the public, or has lapsed for failure to be renewed or maintained;

(v)                                 there are no reasons as a result of which the Corporation is not entitle to make use of and commercially exploit the Corporation IP, and the conduct of the business of each of the Corporation and the Subsidiaries (including, without limitation, the use or other exploitation of the Corporation IP by the Corporation and/or the Subsidiaries or other licensees) and the use of the Intellectual Property of the Corporation or the Subsidiaries has not, does not and will not infringe, violate, misappropriate or otherwise conflict with any Intellectual Property right of any person;

(vi)                              neither the Corporation nor the Subsidiaries is a party to any action or proceeding, nor is or has any action or proceeding been threatened that alleges that any current or proposed conduct of their respective businesses (including, without limitation, the use or other exploitation of any Corporation IP by the Corporation, the Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person;

(vii)                           to the knowledge of the Corporation and the Subsidiaries, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any rights with respect to the Corporation IP;

(viii)                        with respect to each license or agreement by which the Corporation or the Subsidiaries has obtained the rights to exploit, in any way, the Licensed IP rights of any other person or by which the Corporation or the Subsidiaries has granted to any third party the right to so exploit such Licensed IP:

(A)                               each of the Corporation and the Subsidiaries has entered into valid and enforceable written agreements pursuant to which each of the Corporation and the Subsidiaries has been granted all licenses and permissions to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate all aspects of the business of each of the Corporation and the Subsidiaries currently and proposed to be conducted (including, if required, the right to incorporate such Licensed IP into the Corporation IP);

(B)                               such licenses or written agreements are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms, except to the extent that enforceability may be limited by: (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and represent the entire agreements between the parties thereto with respect to the subject matters thereof, and no event of default has occurred and is continuing under any such licenses or agreements;

(C)                               (a) neither the Corporation nor the Subsidiaries has received any notice of termination or cancellation under such license or agreement, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (b) neither the Corporation nor the Subsidiaries has received any notice of a breach or default under such license or agreement which breach or default has not been cured; and (c) neither the Corporation nor any of the Subsidiaries has  granted to any other person any rights adverse to, or in conflict with, such license or agreement; and

(D)                               neither the Corporation nor the Subsidiaries has knowledge of any other party to such license or agreement that is in breach or default thereof, and does not have knowledge of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or agreement;

(ix)                              to the extent that any of the Corporation IP is licensed or disclosed to any person or any person has access to such Corporation IP (including, without limitation, any employee, officer, shareholder or consultant of the Corporation or the Subsidiaries), each of the Corporation and the Subsidiaries, as applicable, has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Corporation IP by such person.  All such agreements are in full force and effect and none of the Corporation or the Subsidiaries or, to the knowledge of the Corporation and the Subsidiaries, any other person is in default of its obligations thereunder;

(x)                                 each of the Corporation and the Subsidiaries has taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Corporation IP;

(xi)                              it is not, and will not be, necessary for the Corporation or the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of the employees (or people the Corporation or the Subsidiaries currently intend to hire) made prior to their employment with the Corporation or the Subsidiaries in violation of the rights of such employee or any of his or her prior employers;

(xii)                           neither the Corporation nor the Subsidiaries has received any advice or any opinion that any of the Corporation IP is invalid or unregistrable or unenforceable, in whole or in part;

(xiii)                        each of the Corporation and the Subsidiaries requires each employee and consultant to execute a non-disclosure agreement and all current employees and consultants of each of the Corporation and the Subsidiaries have executed such agreement and all past employees and consultants of each of the Corporation and the Subsidiaries have executed such agreement;

(xiv)                       all of the present and past directors, officers and employees of the Corporation and the Subsidiaries and all of the present and past consultants, contractors and agents of the Corporation and the Subsidiaries performing services relating to the development, modification or support of the Corporation IP, have entered into a written agreement assigning to the Corporation and/or the Subsidiaries all right, title and interest in and to all such Intellectual Property and waiving any moral rights thereto;

(xv)                          any and all fees or payments required to keep the Corporation IP and the Licensed IP in force or in effect have been paid; and

(xvi)                       there are no Intellectual Property disputes, or negotiations, agreements or communications relating to Intellectual Property disputes between the Corporation or the Subsidiaries and any other persons relating to or potentially relating to the business of the Corporation or the Subsidiaries;

(kk)                          Insurance. The Corporation, the Subsidiaries and each of their respective employed or engaged physicians and registered nurses maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their properties, assets (tangible or intangible) and practices in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and employed or engaged physicians and registered nurses, and the properties and assets (tangible or intangible) of the Corporation, are in good standing and in full force and effect in all respects, and not in default.  Each of the Corporation, the Subsidiaries and each of their respective employed or engaged physicians and registered nurses is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation, the Subsidiaries or their respective employed or engaged physicians and registered nurses under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Subsidiaries at a similar cost to existing insurance coverage, and neither the Corporation nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(ll)                                  Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Corporation and of the Subsidiaries have been disclosed in the Offering Documents and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof.  The Corporation and the Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. Neither the Corporation nor the Subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that the Corporation or the Subsidiaries is in breach, violation or default under any Material Agreement or Debt Instrument and, to the knowledge of the Corporation, no other party is in breach, violation or default of any term under any Material Agreement or Debt Instrument;

(mm)                  No Material Changes. Since December 31, 2014, (a) there has been no material change in the assets (tangible or intangible), liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (b) except as disclosed in the Offering Documents, there have been no transactions entered into by the Corporation or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries taken as a whole;

(nn)                          Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of the Subsidiaries or their respective property or assets (tangible or intangible), including product liability claims;

(oo)                          Absence of Defaults and Conflicts. Neither the Corporation nor the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder, the sale of the Offered Shares, the grant of the Over-Allotment Option and the distribution of the Broker

Warrants, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event (other than as disclosed in the Offering Documents) or the creation or imposition of any Lien upon any property or assets (tangible or intangible) of the Corporation, or the Subsidiaries under the terms or provisions of (i) any Material Agreements or Debt Instruments (other than for which a waiver shall be obtained in accordance with the terms of such agreement or instrument, written evidence of which is provided to the Underwriters in accordance with Section 10(12)), (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws and the rules and regulations of the TSX, or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets (tangible or intangible), properties or operations.

(pp)                          Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists, is pending or, to the knowledge of the Corporation, imminent and the Corporation and the Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(qq)                          Employment Standards. There are no complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or, to the knowledge of the Corporation, any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such claim;

(rr)                                Collective Bargaining Agreements. The Corporation and/or the Subsidiaries are not party to any collective bargaining agreements with unionized employees.  No action has been taken or, to the knowledge of the Corporation or the Subsidiaries, is being contemplated to organize or unionize any other employees of the Corporation or the Subsidiaries;

(ss)                              Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct in all material respects, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except where any extension may have been requested or granted). There are no examinations of any tax returns of the Corporation or the Subsidiaries currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries;

(tt)                                Anti-Bribery Laws. Neither the Corporation nor its Subsidiaries nor any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and its Subsidiaries, including but not limited to the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act and similar laws in any other jurisdictions in which the Corporation operates, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or its subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. None of the Corporation, its Subsidiaries or, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a Subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(uu)                          Significant Acquisitions. Other than the GAA Acquisition for which the BAR was filed, the Corporation has not completed any other “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102 and NI 44-101F1, respectively) that would require, the filing of a business acquisition report or the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws;

(vv)                          Previous Acquisitions  All previous acquisitions completed by the Corporation or any of the Subsidiaries of any securities business or assets of any other entity, including the GAA Acquisition, have been disclosed in the Public Disclosure Documents to the extent required by and in accordance with applicable Securities Laws and were completed in compliance with all applicable corporate and securities laws and all necessary corporate, regulatory and shareholder approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with;

(ww)                      Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;

(xx)                          Compliance with Laws.

(i)                                     The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Corporation nor the Subsidiaries are aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect;

(ii)                                  all facilities and properties currently or formerly owned, leased, used or otherwise controlled, and any and all operations of the Corporation and the Subsidiaries in connection with their business, are and have been operated and conducted in material compliance with all Permits, applicable laws, rules, regulations, orders and directions of any Governmental Authority, including Environmental Laws; and

(iii)                               none of the Corporation, its Subsidiaries nor their respective directors, officers, representatives, employees (including employed or engaged physicians or registered nurses) has been (a) excluded, suspended or debarred from, or otherwise ineligible to engage in, or (b) convicted or indicted of a crime relating to, the provision of healthcare services in the jurisdictions in which the Corporation or its Subsidiaries carry on business;

(yy)                          No Loans. Neither the Corporation nor the Subsidiaries have made any material loans to or secured or guaranteed the material obligations of any person and that remain outstanding, other than those between the Corporation and the Subsidiaries;

(zz)                            Directors and Officers. None of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(aaa)                   Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available, or which will be made available at least one Business Day prior to the filing of the Final Prospectus, to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are, or will be, as applicable, all of the minute books and records of the Corporation and the Subsidiaries and contain, or will contain, as applicable, copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected, or which will not be reflected, as applicable, in such minute books and other records, other than with respect to the meetings of the directors of the Corporation held on March 5, 2015 and March 10, 2015;

(bbb)                   Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(ccc)                      No Dividends. The Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing.  Other than pursuant to the Credit Agreements, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments;

(ddd)                   Fees and Commissions.  Other than the Underwriters (and the Selling Group) pursuant to this Agreement, there is no other person acting at the request of the Corporation or, to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(eee)                      Entitlement to Proceeds:  Other than the Corporation, Knight and the Underwriters, there is no person that is or will be entitled to demand some or any part of the proceeds of the Offering;

(fff)                         Related Parties. None of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the BC Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and the Subsidiaries, on a consolidated basis. Neither the Corporation nor the Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders (in the case of the Corporation only), officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them; and

(ggg)                      Full Disclosure. The Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Corporation, its Subsidiaries or the Offering.

Section 8                                             Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that:

(1)                                 Notification of Filings.  The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(2)                                 Standstill.  The Corporation will not directly or indirectly, issue, authorize or sell (or announce its intention to do any of the foregoing), or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation), for a period commencing on March 5, 2015 and ending 90 days after the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, provided that no notification or consent is required in conjunction with (i) the Offering, (ii) the issuance of non-convertible debt securities, (iii) issuances pursuant to the stock option plan or share unit plan of the Corporation, (iv) the exercise of convertible securities, options or warrants of the Corporation outstanding as of March 5, 2015, or (v) the acquisition of shares or assets of at arm’s length persons;

(3)                                 Lock-Up Agreements. The Corporation shall cause each of its directors and officers to enter into lock-up agreements in a form satisfactory to the Corporation and the Lead Underwriter, on behalf of the Underwriters, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer (or announce any intention to do any of the foregoing) any securities of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences associated with the ownership of securities of the Corporation (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) other than pursuant to a take-over bid or any other similar transaction or offer made generally to all of the shareholders of the Corporation;

(4)                                 Maintain Reporting Issuer Status.  The Corporation will use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the Qualifying Jurisdictions which have such a concept to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;

(5)                                 Maintain Stock Exchange Listing.  The Corporation will use its best efforts to maintain the listing of the Common Shares (including the Offered Shares) on the TSX or any other recognized stock exchange or quotation system, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;

(6)                                 Validly Issued Securities.  The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Offered Shares have been duly and validly issued as fully paid and non-assessable Common Shares and that the Broker Warrants have been duly and validly issued as fully paid.

(7)                                 Use of Proceeds.  The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus, including (i) under the heading “Use of Proceeds”, and (ii) with respect to the Corporation’s discretion regarding such use;

(8)                                 Consents and Approvals.  The Corporation will have made or obtained, as applicable, at or prior to the Closing time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX; and

(9)                                 Closing Conditions.  The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9                                             Representations, Warranties and Covenants of the Underwriters

(1)                                 The Underwriters hereby severally, and not jointly, nor jointly and severally, represent and warrant to the Corporation, the following:

(a)                                 Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Securities Laws so as to permit them to lawfully fulfill their obligations hereunder.

(b)                                 Authority.  The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(c)                                  Marketing Materials.  The Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(2)                                 The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:

(a)                                 Jurisdictions and Offering Price. During the period of distribution of the Offered Shares by or through the Underwriters, the Underwriters will offer and sell Offered Shares to the public only in the Selling Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

(b)                                 Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares.

(c)                                  Completion of Distribution. The Underwriters will use their best efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time, but in any event no later than thirty (30) days following the Closing Date. The Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Offered Shares, and, within thirty (30) days after the Closing Date, will provide the Corporation, in writing, with a breakdown of the number of Offered Shares distributed (i) in each of the Qualifying Jurisdictions where that breakdown in required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission, and (ii) in any other Selling Jurisdictions.

Section 10                                      Conditions of Closing

The Underwriters’ obligation to purchase the Offered Shares pursuant to this Agreement (including the obligation to complete the purchase of the Base Shares and the Over-Allotment Shares, as the case may be) shall be subject to the following conditions having been met at the Closing Time:

(1)                                 the Underwriters receiving favourable legal opinions from Blake, Cassels & Graydon LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), to the effect set forth below:

(a)                                 the Corporation is a valid and subsisting corporation under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to carry on business, to own and lease its properties and assets as currently conducted and as contemplated to be conducted in the Offering Documents;

(b)                                 the Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to issue and sell the Offered Shares, grant the Over-Allotment Option and issue the Broker Warrants;

(c)                                  the authorized and issued capital of the Corporation;

(d)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(e)                                  the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares, the grant of the Over-Allotment Option and the issuance of the Broker Warrants, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation, or any applicable corporate law or Canadian Securities Laws;

(f)                                   all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus (and any Supplementary Material) and the filing thereof with the Securities Commissions;

(g)                                  the Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)                                 the Over-Allotment Shares have been duly and validly authorized and allotted for issuance, and upon exercise of the Over-Allotment Option and payment of the consideration therefor, the Over-Allotment Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(i)                                     the Broker Warrants have been validly issued as fully paid securities of the Corporation;

(j)                                    the Broker Shares have been duly and validly authorized and allotted for issuance, and upon exercise of the Broker Warrants in accordance with the provisions thereof and payment of the consideration therefor, the Broker Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(k)                                 all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to permit the Offered Shares to be offered, sold and delivered in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration and to qualify the grant of the Over-Allotment Option and the issuance of the Broker Warrants to the Underwriters;

(l)                                     the issuance by the Corporation of the Broker Shares upon due exercise of the Broker Warrants is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws and no prospectus or other documents are required to be filed, proceedings taken, or authorizations, approvals, permits, consents or orders obtained under Canadian Securities Laws in connection therewith;

(m)                             the first trade in, or resale of the Broker Shares is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws and no filing, proceeding, authorization, approval, permit, consent or order will need to be obtained under such laws in connection with any such trade, provided that the trade is not a “control distribution” (as such term is defined in NI 45-102) and the Corporation is a reporting issuer at the time of the trade;

(n)                                 the Offered Shares will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax free savings accounts;

(o)                                 subject only to standard listing conditions, the Offered Shares and the Broker Shares have been conditionally listed or approved for listing on the TSX; and

(p)                                 to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Closing Time;

in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

(2)                                 the Underwriters receiving favourable legal opinions from legal counsel to the Corporation acceptable to the Underwriters, regarding the material Subsidiaries in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to the effect set out below:

(a)                                 the material Subsidiaries having been incorporated and existing under their jurisdiction of incorporation;

(b)                                 the material Subsidiaries having the corporate power and capacity to own and lease their properties and assets (tangible or intangible) and to conduct their businesses as currently conducted and as contemplated to be conducted in the Offering Documents; and

(c)                                  as to the authorized and issued share capital of the material Subsidiaries and to the ownership thereof;

(3)                                 the Underwriters receiving certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(a)                                 the constating documents of the Corporation;

(b)                                 the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Shares, the grant of the Over-Allotment Option, the distribution of the Broker Warrants, and, as applicable, the authorization of this Agreement and the transactions contemplated herein; and

(c)                                  the incumbency and signatures of signing officers for the Corporation;

(4)                                 the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Subsidiaries, each dated within one (1) Business Day, prior to the Closing Date;

(5)                                 the Underwriters receiving a “bring down” comfort letter dated the Closing Date from the auditors of the Corporation, KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two (2) Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(c) hereof;

(6)                                 the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)                                 no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Shares or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending, threatened or, to the knowledge of the Corporation, contemplated by any regulatory authority;

(b)                                 since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets (tangible or intangible), liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by either the

Corporation or the Subsidiaries which is material to the Corporation on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be;

(c)                                  there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws;

(d)                                 the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(e)                                  the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects (other than those which are qualified by materiality, in which case are true and correct in all respects) as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(7)                                 the Underwriters receiving the executed lock-up agreements from each director and officer of the Corporation in favour of the Underwriters in a form satisfactory to the Underwriters as required pursuant to Section 8(3) of this Agreement;

(8)                                 the Underwriters receiving, at the Closing Time, a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the end of business day on the date prior to the Closing Date;

(9)                                 no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Shares or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or threatened by any securities regulatory authority or the TSX;

(10)                          the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Offered Shares and the Broker Shares on the TSX, subject only to notice of issuance or satisfaction by the Corporation of standard listing conditions;

(11)                          the Underwriters receiving excerpts from the list of reporting issuers not in default maintained by the Securities Commissions;

(12)                          the Underwriters receiving written evidence satisfactory to the Underwriters, acting reasonably, that the Corporation has obtained all necessary waivers, consents and/or approvals, if any, from the lenders to the Corporation under the Credit Agreements in respect of (i) the Offering, and (ii) the use of proceeds from the Offering as set out in the Offering Documents;

(13)                          the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(14)                          the Underwriters not having exercised any rights of termination set forth herein; and

(15)                          the Underwriters receiving such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 11                                      Closing

(1)                                 Location of Closing. The Offering will be completed at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia at the Closing Time.

(2)                                 Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, (i) the Offered Shares in electronic form, and (ii) the Broker Warrant Certificates, in each case registered as directed by the Underwriters in writing not less than 24 hours prior to the Closing Time, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Offered Shares being issued and sold hereunder by wire transfer or certified cheque, net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

Section 12                                      Closing of the Over-Allotment Option

(1)                                 Written Notice of Exercise. The Over-Allotment Option may be exercised for a period of 30 days from and including the Closing Date.  The Underwriter shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the closing date for the Over-Allotment Shares, provided that such closing date shall not be more than seven (7) Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

(2)                                 Closing. The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree and in accordance with Section 12(1) above.

(3)                                 Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Shares, in electronic form, and the Broker Warrant Certificates, in each case registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Shares being issued and sold by wire transfer or certified cheque, net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(4)                                 Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Shares pursuant to any exercise of the Over-Allotment Option.

(5)                                 Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 13                                      Indemnification and Contribution

(1)                                 The Corporation will, and will to the extent possible cause, its Subsidiaries and their respective affiliated companies, as the case may be (collectively, the “Indemnitor”) to indemnify and hold harmless the Underwriters, any of their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents, control persons, if any, and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, expenses and taxes of their counsel that may be incurred in advising with respect to and/or defending or settling any action, suit, proceedings, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, performance of any of the Indemnified Parties’ obligations pursuant to this Agreement, whether performed before or after the Corporation’s execution of this Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. The Corporation agrees that in no event will any Indemnified Party be liable or obligated in any manner for any damages (including, without limitation, actual, consequential, exemplary or punitive damages or lost profits) in excess of the Commission and expenses actually received by any of the Underwriters pursuant to Section 14 of this Agreement, and the Corporation agrees not to seek or claim any such damages or profits in any circumstance.

(2)                                 In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected, acting reasonably, and the payment of all expenses incurred thereof. The Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Indemnified Party and will keep the Indemnified Party advised of all discussions and significant actions proposed in respect thereof. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

(3)                                 No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim or investigation shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party, unless:

(a)                                 employment of such counsel has been authorized in writing by the Corporation;

(b)                                 the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(c)                                  the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party has been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)                                 there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation such that there may be a conflict of interest between the Corporation and the Indemnified Party;

in which case such reasonable fees and expenses of such counsel to the Indemnified Party will be for the Corporation’s account. The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(4)                                 The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on behalf of or in right of the Corporation for or in connection with this Agreement except to the extent any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The Corporation will not, without the Indemnified Parties’ prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

(5)                                 The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were solely caused by the gross negligence or wilful misconduct of the Indemnified Party.

(6)                                 The Corporation agrees to waive any right the Corporation may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy or security or claim payment from any other person before claiming under this Indemnity.

(7)                                 If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Underwriters or any other Indemnified Party or is insufficient to hold the Underwriters or any other Indemnified Party harmless, the Corporation shall contribute to the amount paid or payable by the Underwriters or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or its shareholders on the one hand and the Underwriters or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Underwriters or any other Indemnified Party as well as any relevant equitable considerations, provided that the Corporation shall in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the Commission and expenses actually received by the Underwriters pursuant to Section 14 of this Agreement.

(8)                                 The Corporation hereby constitutes the Underwriters as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this Indemnity with respect to such persons and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(9)                                 The Corporation agrees to reimburse the Indemnified Parties for the time spent by their personnel in connection with any Claim at their normal per diem rates and such fees, expenses or costs shall be paid by the Indemnitor to such Indemnified Parties as they occur. The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of the Corporation or the Corporation and any of the Indemnified Parties or their personnel shall be required to testify, participate or respond in respect of or in connection with this Agreement, the Indemnified Party shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse the Indemnified Party for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriter’s counsel, and such fees, expenses or costs shall be paid by the Indemnitor to such Indemnified Party as they occur.

(10)                          The obligations of the Corporation hereunder are in addition to any liabilities, which the Corporation may otherwise have to the Underwriters or any other Indemnified Party.

Section 14                                      Compensation of the Underwriters

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay to Clarus on behalf of the Underwriters a cash fee equal to 6.0% of the gross proceeds of the Offering (including for certainty on any exercise of the Over-Allotment Option) (the “Commission”), provided that the Corporation and the Underwriters acknowledge and agree that sales of Offered Shares may be made to certain individuals on a “President’s List” as mutually agreed to between the Corporation and the Underwriters, on which the Underwriters shall be paid the full Commission. The Commission will be netted out of the gross proceeds of the Offering.

As additional consideration for the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall issue to the Underwriters (in such name or names as Clarus may direct in writing) non-transferrable warrants (the “Broker Warrants”) exercisable to acquire that number of Common Shares (the “Broker Shares”) as is equal to 3.0% of the number of Offered Shares sold pursuant to the Offering (including, for certainty, on any exercise of the Over-Allotment Option). Each Broker Warrant shall be exercisable at a price equal to the Offering Price for a period of 18 months after the Closing Date.

Section 15                                      Expenses

Whether or not the purchase and sale of the Offered Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Shares, the fees and expenses of the Corporation’s counsel, auditors and independent experts and all costs incurred in connection with the preparation of documents relating to the Offering, and the reasonable expenses and fees incurred by the Underwriter which shall include the fees of the Underwriters’ legal counsel (to a maximum of C$125,000, exclusive of disbursements and taxes).  The Underwriters’ expenses shall be netted out of the gross proceeds of the Offering otherwise payable to the Corporation on the Closing Date.

Section 16                                      All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective best efforts to cause all such conditions to be complied with. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17                                      Termination by Underwriters in Certain Events

(1)                                 Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)                                 Material Change Out — there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares, or any other securities of the Corporation;

(b)                                 Disaster Out — there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters, or any one of them, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries taken as a whole or the market price or value of the securities of the Corporation; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the TSX or securities commission which involves a finding of wrong-doing; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority; or

(c)                                  Breach Out — the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

(2)                                 If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13 and 15.

(3)                                 The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

Section 18                                      Obligations of the Underwriters to be Several

(1)                                 Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

Clarus Securities Inc.	38.9%
Bloom Burton & Co. Limited	22.3%
Acumen Capital Finance Partners Limited	19.4%
Beacon Securities Limited	19.4%

(2)                                 If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Closing Time for any reason whatsoever, including by reason of Section 17 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Shares (less the defaulted shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 13 and 15 in respect of the non-defaulting Underwriters.

(3)                                 Nothing in this Section 18 shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Corporation.

(4)                                 Without affecting the firm obligation of the Underwriters to purchase from the Corporation 7,000,000 Offered Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein.  Such decrease in the Offering Price will not affect the Underwriters’ Commission to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation, before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19                                      Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

CRH Medical Corporation

 Suite 522,  999 Canada Place

World Trade Center

Vancouver, BC  V6C 3E1

Attention:                                         Richard Bear – Chief Financial Officer

Fax:                                                                       (604) 633-1440

with a copy of any such notice to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, BC  V7X 1L3

Attention:                                         Andrew McLeod

Fax:                                                                       (604) 631-3309

in the case of the Underwriters, to:

Clarus Securities Inc.

Exchange Tower

130 King Street West, Suite 3640

Toronto, ON  M5X 1A9

Attention:                                         Robert Orviss

Fax:                                                                       (416) 343-2799

Bloom Burton & Co. Limited

65 Front St. East, Suite 300

Toronto, ON  M5E 1B5

Attention:                                         Jolyon Burton

Fax:                                                                       (416) 640-7573

Acumen Capital Finance Partners Limited

Suite 700, 404 – 6th Avenue S.W.

Calgary, AB  T2P 0R9

Attention:                                         Kelly Hughes

Fax:                                                                       (403) 571-0310

-and-

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, ON  M5K 1H1

Attention:                                         Stephen Delaney

Fax:                                                                       (416) 646-3379

with a copy of any such notice to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON   M5H 3C2

Attention:                                         Jay Goldman

Fax:                                                                       (416) 644-9337

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent.

Section 20                                      Miscellaneous

(a)                                 Action of the Lead Underwriter. Except with respect to Section 13, Section 17 and Section 18, or as otherwise noted herein, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Lead Underwriter and the Lead Underwriter shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.  Notwithstanding the foregoing, the Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriter, who shall represent the Underwriters, and who shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 13, any matter referred to in Section 17 or any agreement under Section 18.

(b)                                 Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(c)                                  Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(d)                                 Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(e)                                  Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.

(f)                                   Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is two years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the

Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(g)                                  Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(h)                                 Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(i)                                     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j)                                    Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(k)                                 Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(l)                                     No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Corporation.  The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

(m)                             Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated March 5, 2015.  This Agreement may be amended or modified in any respect by written instrument only.

(n)                                 Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

CLARUS SECURITIES INC.

	By:	(signed) “Robert Orviss”
Name: Robert Orviss
Title: Director

BLOOM BURTON & CO. LIMITED

	By:	(signed) “Jolyon Burton”
Name: Jolyon Burton
Title: Chief Executive Officer, Head of Investment Banking

ACUMEN CAPITAL FINANCE PARTNERS LIMITED

	By:	(signed) “Kelly Hughes”
Name: Kelly Hughes
Title: Vice President, Investment Banking

BEACON SECURITIES LIMITED

	By:	(signed) “Stephen Delaney”
Name: Stephen Delaney
Title: Director, Investment Banking

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

CRH MEDICAL CORPORATION

By:	(signed) “Richard Bear”
Name: Richard Bear
Title: Chief Financial Officer

SCHEDULE “A”

This is Schedule “A” to the underwriting agreement dated March 11, 2015 between CRH Medical Corporation and Clarus Securities Inc., Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited and Beacon Securities Limited

MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percentage Ownership or Control
CRH Medical Corporation	Delaware	100%
CRH Anesthesia Management, LLC	Delaware	100%
Gastroenterology Anesthesia Associates, LLC	Georgia	100	%(1)

Notes:

(1) The shares of GAA are owned by an individual medical practitioner. Both GAA’s operations and corporate structure are governed by certain agreements, including a loan by CRH Medical Corporation to the individual medical practitioner. These agreements, including the affirmative and negative covenants therein in favour of the Corporation, effectively provide the Corporation with control of GAA.

NON-MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percentage Ownership or Control
CRH Anesthesia of Gainesville, LLC	Florida	100%
CRH Anesthesia of Sarasota, LLC	Florida	100%

A-1

SCHEDULE “B”

This is Schedule “B” to the underwriting agreement dated March 11, 2015 between CRH Medical Corporation and Clarus Securities Inc., Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited and Beacon Securities Limited

PATENTS AND PATENT APPLICATIONS

Country	Application Date	Expiry Date	Application or Patent Number	Title
CRH Medical Corporation
US	November 20, 2002	July 30, 2023	7029438	ANOSCOPE
CA	November 20, 2001	November 20, 2021	2363473	ANOSCOPE
US	March 8, 1996	March 8, 2016	5741273	ELASTIC BAND LIGATION DEVICE FOR THE TREATMENT OF HEMORRHOIDS
CA	March 5, 1997	March 5, 2017	2240850	ELASTIC BAND LIGATION DEVICE FOR THE TREATMENT OF HEMORRHOIDS
Japan	November 20, 2003	November 20, 2023	4465179	ELASTIC BAND LIGATION DEVICE FOR THE TREATMENT OF HEMORRHOIDS
US	May 31, 2013	N/A	13/892,804 - pending	ELASTIC BAND LIGATION DEVICE AND METHOD FOR TREATMENT OF HEMORRHOIDS
US	August 21, 2013	N/A	13/972,144 - pending	ELASTIC BAND LIGATION DEVICE WITH INTEGRATED OBTURATOR AND METHOD
US	August 21, 2013	N/A	13/972,168 - pending	ELASTIC BAND LIGATION DEVICE WITH LOCKING MECHANISM AND METHOD
US	August 21, 2013	N/A	13/972,202 - pending	ELASTIC BAND LIGATION DEVICE WITH ANTI-PINCH FEATURE AND METHOD
International — Patent Cooperation Treaty	October 23, 2013	February 21, 2016	WO 2015/026377 A1	ELASTIC BAND LIGATION DEVICE WITH INTEGRATED OBTURATOR AND METHOD

B-1

Country	Application Date	Expiry Date	Application or Patent Number	Title
International — Patent Cooperation Treaty	October 23, 2013	February 21, 2016	WO 2015/026378 A1	ELASTIC BAND LIGATION DEVICE WITH LOCKING MECHANISM AND METHOD
International — Patent Cooperation Treaty	October 23, 2013	February 21, 2016	WO 2015/026379 A1	ELASTIC BAND LIGATION DEVICE WITH ANTI-PINCH FEATURE AND METHOD

TRADEMARKS

Country	Application Date	Application, Serial or Trademark Number	Registration Number	Registration Date	Trademark
CRH Medical Corporation
CA	July 21, 2009	1445550	TMA790668	February 14, 2014	CRH O’Regan System
US	August 3, 2009	77795421	4096542	February 7, 2012	CRH O’Regan System
China	September 11, 2013	13224052	13224052(1)	October 13, 2014 (Preliminary Approval)	CRH O’Regan System
CRH Medical Corporation (Delaware)
US	May 22, 2014	86288713	Pending	Pending	CRH
US	May 22, 2014	86288705	Pending	Pending	CRH MEDSENSE
US	May 22, 2014	86288697	Pending	Pending	MEDSENSE

Notes:

(1) The three-month opposition period ended on January 13, 2015, and no record of opposition appears in the China Trademark Office’s (“CTMO’s”) online database. It has not yet been confirmed, however, that the application has matured to registration since oppositions filed close to the opposition deadline may take time to be recorded into the official system (and reflected in the CTMO’s online database).

B-2

SCHEDULE “C”

This is Schedule “C” to the underwriting agreement dated March 11, 2015 between CRH Medical Corporation and Clarus Securities Inc., Bloom Burton & Co. Limited, Acumen Capital Finance Partners Limited and Beacon Securities Limited

EXISTING RIGHTS

Outstanding options to purchase an aggregate of 3,635,000 Common Shares at prices ranging from C$0.28 - C$1.45 per Common Share, and 2,276,000 outstanding share units under the Corporation’s share unit plan.

C-1